UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                          SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                       (Amendment No. )*

                          MedImmune, Inc.
                        (Name of Issuer)

                    Common Stock, $0.01 par value
                    (Title of Class of Securities)

                             584699102
                          (CUSIP Number)

                Law Office of Gregory F.W. Todd, Esq.
                    888 Seventh Avenue, Suite 4500
                      New York, New York 10019
                           212-246-5151
            (Name, Address, and Telephone Number of Person
            Authorized to Receive Notices and Communications)


                       June 16, 1997
       (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Rho Management Partners L.P.


2.    CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP*
      *(SEE INSTRUCTIONS)                                 (a) [ ]
                                                         (b) [ ]

3.    SEC USE ONLY


4.    SOURCE OF FUNDS*
      *(SEE INSTRUCTIONS)

      NA

5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(D) OR 2(E)                           [ ]


6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      New Jersey

7.    SOLE VOTING POWER

      1,261,798 Shares (includes warrants to purchase 170,812 Shares)

8.    SHARED VOTING POWER

      0

9.    SOLE DISPOSITIVE POWER

      1,261,798 Shares (includes warrants to purchase 170,812 Shares)


10.   SHARED DISPOSITIVE POWER

      0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,261,798 Shares (includes warrants to purchase 170,812 Shares)


12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    SHARES*
      (SEE INSTRUCTIONS)



13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.7%

14.   TYPE OF REPORTING PERSON*
      *(SEE INSTRUCTIONS)

      PN, IA

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Joshua Ruch

2.    CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP*
      *(SEE INSTRUCTIONS)                                 (a) [ ]
                                                         (b) [ ]

3.    SEC USE ONLY


4.    SOURCE OF FUNDS*
      *(SEE INSTRUCTIONS)

      NA

5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(D) OR 2(E)                           [ ]


6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Republic of South Africa

7.    SOLE VOTING POWER

      92,111 Shares (includes securities convertible into 5,081 Shares)

8.    SHARED VOTING POWER

      1,261,798 Shares (includes warrants to purchase 170,812 Shares)

9.    SOLE DISPOSITIVE POWER

      92,111 Shares (includes securities convertible into 5,081 Shares)

10.   SHARED DISPOSITIVE POWER

      1,261,798 Shares (includes warrants to purchase 170,812 Shares)

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,353,909 Shares (includes warrants to purchase 170,812 Shares and securities convertible into 5,081 Shares)


12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)


13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.1%

14.   TYPE OF REPORTING PERSON*
      (SEE INSTRUCTIONS)

      IN

Item 1.     Security and Issuer

      The class of securities to which this statement on Schedule 13D relates is the Common Stock, par value $0.01 per share (the "Shares"), of MedImmune, Inc., a Delaware corporation (the "Company"). The Company has its principal executive offices at 35 West Watkins Mill Road, Gaithersburg, Maryland 20878.


Item 2.     Identity and Background

      (a-c), (f) This Statement is being filed by Rho Management Partners L.P., a New Jersey limited partnership ("Rho"), whose address is c/o Cedarfields, Cedar Ridge Road, Bedminster, New Jersey 07921. Rho is investment advisor to Rho Management Trust II and Rho Management Trust III, New York grantor trusts (the "Trusts"), the registered owners of 1,261,798 of the Shares. Pursuant to an investment advisory agreement between Rho and the Trusts, Rho has sole investment discretion and voting authority with respect to the Shares registered in the name of the Trusts.

      This Statement is also filed by Joshua Ruch, as ultimate controlling person of Rho. Mr. Ruch is the controlling stockholder and chief executive officer of Atlas Capital Corp., a Delaware corporation ("Atlas"), which is sole general partner of Rho. In addition, Joshua Ruch is the Chairman, CEO and controlling stockholder of Rho Management Company, Inc., a New York corporation ("RMC"), to which certain advisory powers over the Shares may be delegated by Rho. In such capacities, Joshua Ruch exercises voting control and dispositive power over the Shares reported herein by Rho, and therefore may be deemed to have indirect beneficial ownership over such Shares.

      The address of the Trusts and Mr. Ruch is c/o RMC, 767 Fifth Avenue, New York, New York 10153. The trustee of the Trusts is William F. Indoe, Esq., whose address is Sullivan & Cromwell, 125 Broad Street, New York, New York 10004. The executive officers of RMC are Joshua Ruch, President & CEO; Habib Kairouz, Vice President; and Peter Kalkanis, CFO & Vice-President. The executive officers of Atlas are Joshua Ruch, CEO and President; and Peter Kalkanis, Vice-President & Secretary. The address of each of such officer is c/o RMC, 767 Fifth Avenue, New York, New York 10153. Mr. Ruch is a citizen of the Republic of South Africa, Mr. Kairouz is a citizen of Lebanon and Mr. Kalkanis is a citizen of the United States. The directors of Atlas and RMC are Joshua Ruch and William F. Indoe.

      (d)-(e) During the last five years, none of Rho, the Trusts, Joshua Ruch or, to the best of their knowledge, any of the executive officers of Atlas, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.     Source and Amount of Funds or Other Consideration

      261,471 of the Shares were acquired by Rho Management Trust II on June 16, 1997 through a distribution from HealthCare Ventures I, L.P., a Delaware limited partnership, and 50,173 of the Shares were acquired by Rho Management Trust II on the same date through a distribution from HealthCare Ventures II, L.P., a Delaware limited partnership. In each case distributions were received by such Trust in its capacity as a limited partner of the limited partnerships, and accordingly, no consideration was paid for such Shares. Other Shares covered by this Statement were acquired in distributions from such limited partnerships or with working capital of the Trusts. Securities convertible for 5,081 Shares were acquired on June 24, 1997 by a private foundation for which Mr. Ruch serves as trustee, with working capital of the foundation.


Item 4.     Purpose of Transaction

      The Shares have been acquired by the reporting persons solely for investment purposes. The reporting persons may, subject to market conditions and its assessment of business prospects of the Company, acquire additional Shares from time to time, through the Trust or otherwise, and through open market and/or privately negotiated transactions, as the reporting persons determine in their discretion. The reporting persons may, however, determine at any time to cease effecting such purchases and/or to dispose of all or a portion of the Shares owned by them. The reporting persons will continue to evaluate the business and prospects of the Company, and their present and future interest in, and intentions with respect to, the Company, and in connection therewith expect from time to time to consult with management and other shareholders of the Company.

      Other than as discussed above, the reporting persons currently have no plans to effect any of the transactions required to be described in Item 4 of Schedule D.


Item 5.     Interest in Securities of the Issuer

      (a) - (b)    As the holder of sole voting and investment authority over the Shares owned by its advisory clients, including the Trusts, Rho may be deemed, for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, to be the beneficial owner of all of the 1,261,798 Shares owned by its advisory clients and covered by this Statement, representing approximately 5.7% of the Company's 21,901,918 Shares outstanding as of March 31, 1997 (based upon the Company's most recently filed Form 10-Q), and after giving effect to Shares subject to options, warrants, rights or convertible securities owned by the reporting persons. Rho disclaims any economic interest in the Shares covered by this Statement.

      As controlling person of Rho, Mr. Ruch may be deemed the beneficial
owner of the Shares beneficially owned by Rho.   In addition, Mr. Ruch
exercises investment and voting authority over 11,191 Shares held through a private foundation of which Mr. Ruch serves as trustee, and Mr. Ruch holds 80,920 Shares directly or indirectly for his own account or the account of family members other than through funds managed by Rho. As a percentage of the 21,901,918 Shares outstanding as of March 31, 1997 (based upon the Company's most recently filed Form 10-Q), and after giving effect to Shares subject to options, warrants, rights or convertible securities owned by the reporting persons, Mr. Ruch may be considered to beneficially own 6.1% of the Company's Shares.

      (c) On June 16, 1997, Rho Management Trust II received distributions of 261,471 Shares from HealthCare Ventures I, L.P. and 50,173 Shares from HealthCare Ventures II, L.P. In addition, on June 24, 1997 a private foundation of which Mr. Ruch serves as trustee, and over which he may therefore be deemed to have investment and voting authority, purchased securities convertible into 5,081 Shares. There were no other transactions in the Shares by the reporting persons in the past sixty days.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            None.


Item 7.     Material to be Filed as Exhibits

            None.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 26, 1997.


RHO MANAGEMENT PARTNERS L.P.
By: ATLAS CAPITAL CORP., its
    General Partner

    By:  /s/ Joshua Ruch
    Title:  President



JOSHUA RUCH

/s/ Joshua Ruch